

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2023

Jinchun Cheng
Chief Executive Officer
Xinxu Copper Industry Technology Ltd
2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

> **Re: Xinxu Copper Industry Technology Ltd**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 28, 2023**
> **CIK No. 0001875994**

Dear Jinchun Cheng:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, submitted September 28, 2023

Condensed Consolidating Schedule, page 3

1. We reissue previous comment 1 in its entirety. Please revise this section accordingly and tell us specifically where you have included consolidating schedules for results of operations of the parent and the subsidiaries.

Capitalization, page 64

2. Please revise your computation of the "total capitalization" subtotal to also include your short-term borrowings.

Dilution, page 65

3.   We note your computation of net tangible book value per share as of December 31, 2022 appears inclusive of deferred IPO costs. Please tell us the consideration given to excluding deferred IPO costs from net tangible assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results, page 69

4.   We note that your interim and annual financial statements reflect very material fluctuations in inventory balances and revenues. Please ensure that your results of operations and operating cash flow analyses adequately discuss known trends and uncertainties related to your business. For example, clarify if the significant increase in inventory from fiscal year end June 30, 2021 to June 30, 2022 followed by a significant decrease in inventory at December 31, 2022 resulted from a one-time buildup and sale of inventory. Ensure that your revised disclosures assist in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Results of Operations
For the Six Months Ended December 31, 2022 and 2021, page 71

5.   Although you disclose on page 73 that "Other income (net) remained stable and insignificant" between periods, we note that the change was material. Please revise your disclosures to adequately discuss the reasons for the material change. In addition, we note that your results of operations discussion for the fiscal years ended June 30, 2022 and 2021 do not provide any discussion of your other income and there is no explanation why other income decreased from approximately $1.3 million for the six months ended December 31, 2021 to approximately $0.2 million for the year ended June 30, 2022.

For the Fiscal Years Ended June 30, 2022 and 2021, page 74

6.   We note that your discussion of the increase in revenues for the year ended June 30, 2022 on page 74 largely appears to duplicate your discussion of interim revenue fluctuations on page 72. Please revise your disclosures as necessary.

Audited Financial Statements - June 30, 2022
Statements Changes in Shareholders' Equity, page F-5

7. We have reviewed your response to prior comment 10. Please clearly explain the nature of the "safety production fund" and all related transactions. In doing so, provide us with an illustrative example that includes journal entries and the basis in U.S. GAAP for your accounting treatment.

General

8. Pursuant to Item 8.A.4 of Form 20-F, please provide updated annual financial statements and related disclosures in your next filing.

9. We note the changes you made to your disclosures appearing on the cover page, prospectus summary, and risk factors sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on September 28, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of September 28, 2022.

Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing